March 1, 2019

J. Mark Goode
Chief Executive Officer
Hash Labs Inc.
78 SW 7th Street
Miami, FL 33130

       Re: Hash Labs Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 31, 2018
           File No. 333-228042

Dear Mr. Goode:

       We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to prior comments is to comments in our November 28, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to prior comment 1 in which you provide your analysis of why the digital token is not a security. We are unable to agree with your analysis and believe that your tokenized gold program may involve the offer and sale of securities under the
       Securities Act of 1933. While we acknowledge that your CXAU token and platform are currently under development, it appears that these products will involve the offer and sale of interests in a tokenized gold program. Please tell us how you intend to register the offering of the interests in the tokenized gold program, or explain the exemption from the registration requirements of the Securities Act of 1933 you will rely on to conduct the offering.
 J. Mark Goode
Hash Labs Inc.
March 1, 2019
Page 2

      Please contact, Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

FirstName LastNameJ. Mark Goode                             Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameHash Labs Inc.
                                                            and Services
March 1, 2019 Page 2
cc:       Thomas A. Rose, Esq.
FirstName LastName